

The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

April 22, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

REVISION OF PROJECTIONS FOR BUSINESS RESULTS AND DIVIDEND PER SHARE FOR THE FISCAL YEAR 2002 (FROM APRIL 1, 2002 TO MARCH 31, 2003)

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,



For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.



Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dw 5/14

April 11, 2003

To whom it may concern:

Name of listed company:	Mitsui Trust Holdings, Inc.
Code No:	(Code No.: 8309)
Head office address:	33-1, Shiba 3-chome, Minato-ku, Tokyo
For inquiries concerning this matter:	Koichi Omata Deputy General Manager General Planning Department
Phone:	81-3-5232-8642

Revision of Projections for Business Results and Dividend per Share for the Fiscal Year 2002 (from April 1, 2002 to March 31, 2003)

The Company hereby announces the following revision of projections for business profit as well as dividend per share for the fiscal year 2002 (from April 1, 2002 to March 31, 2003):

1. Revision of business results projection

Projection for consolidated business results for the fiscal year 2002 (from April 1, 2002 to March 31, 2003)

(Unit: billion yen)

	Previously announced projection (Nov. 2002) (A)	Revised projection (B)	Change (B) - (A)	Change rate %
Ordinary income	535.0	490.0	-45.0	-8.4%
Recurring profit	70.0	-35.0	-105.0	-150.0%
Net income	55.0	-50.0	-105.0	-190.9%

[Reason for revision]

We have revised down our projections for recurring profit and net income from the previous projections, primarily due to an expansion of devaluation loss on stocks held resulting from the decline in stock market, and acceleration of the final write-offs of non-performing loans in line with the purpose of "Program for Financial Revival" at our subsidiary (The Chuo Mitsui Trust & Banking Co., Ltd.)

There will be no change in non-consolidated business results projection from the previous projection.

(For your reference)

Projection for non-consolidated business results for the fiscal year 2002

(Unit: billion yen)

	Previously announced projection (Nov. 2002)
Ordinary income	19.0
Recurring profit	10.0
Net income	7.5

2. Revision of dividend projection

For dividend on common stock at the end of fiscal year 2002, we have determined that it is necessary to retain the profit fully to ensure financial stability, taking into account the current severe economic condition and the market environment. For this reason, we regret to announce that there will be no dividend on common stock. However, there will be no change in the payment of dividends on preferred stocks.

[Estimate of annual dividend per share for the fiscal year 2002]

		End of fiscal year		Annual dividends	
Previously announced projection	Common stock	5 Yen	00 Sen	5 Yen	00 Sen
	Class I preferred stock	40	00	40	00
	Class II preferred stock	14	40	14	40
	Class III preferred stock	20	00	20	00
Revised projection	Common stock	0 Yen	00 Sen	0 Yen	00 Sen
	Class I preferred stock	40	00	40	00
	Class II preferred stock	14	40	14	40
	Class III preferred stock	20	00	20	00

(For your reference)

1. Summary of projected operating results of the subsidiary banks (Combined totals of The Chuo Mitsui Trust & Banking Co., Ltd. and Mitsui Asset Trust & Banking Co., Ltd.)

(Unit: billion yen)

	Combined totals of CMTB and MATB			
	Previously announced projection (A)	Current projection (B)	Change (B) - (A)	Change from actual results for FY 2001
Effective net operating profit*1	195.0	186.0	-9.0	23.4
Recurring profit	60.0	-45.0	-105.0	309.4
Net income	50.0	-55.0	-105.0	229.9
Profit and loss related to stocks held, etc.	-30.0	-77.0	-47.0	205.6
Credit Costs*2	90.0	130.0	40.0	-39.6

*1 Net operating profit before write-offs in the trust account and provision for general reserve

*2 Combined totals of banking account and trust account

2. Profit and loss related to stocks held, etc. / Unrealized profit and loss on securities (The Chuo Mitsui Trust & Banking Co., Ltd.)

(1) Profit and loss related to stocks held, etc.

(Unit: billion yen)

	FY 2002 (approximate figures and estimate)
Profit and loss related to stocks held, etc.	-77.0
Devaluation loss	-64.0

[Standards for devaluation]

- The following issues are subject to devaluation:
  - 1) Decline in stock price exceeds 50%: All stocks
  - 2) Decline in stock price between 30%-50%: i)All stocks in companies ranked borrowers requiring caution or below; ii) Stocks in companies other than those noted above that have no possibility of price recovery
- Stocks in companies ranked possibly insolvent borrowers or below with a decline in stock price less than 30% are subject to devaluation.

	Less than 30%	30-50%	More than 50%
Normal borrowers			
Borrowers requiring Caution			
Possibly insolvent Borrowers or below		Full Devaluation	


Devaluation subject to possible price recovery

[Reduction in amount of stocks held]

- CMTB has been promoting sales of stocks held intentionally, and the sales amount is estimated to be approximately ¥310 billion during the fiscal year 2002 (on an acquisition cost basis), which is more than the originally expected amount (¥300 billion).

(2) Unrealized profit and loss on other securities

(Unit: billion yen)

		End of March, 2003 (approximate figures and estimate)
Other securities (after devaluation)		-146.0
	Stocks	-156.0
	Bonds, other	10.0

3. Estimate of the capital adequacy ratio at the end of March 2003

		End of March, 2003 (estimate)
Mitsui Trust Holdings, Inc. (consolidated basis)		Mid 8%
	The Chuo Mitsui Trust & Banking Co., Ltd. (non-consolidated basis)	Upper 7%
	Mitsui Asset Trust & Banking Co., Ltd. (non-consolidated basis)	Around 100%